DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

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15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4593
velasco@dpw.com

MESSETURM
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06017765

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SEC MAIL
PROCESSING
RECEIVED
OCT 24 2006
WASH, D.C.
156
SECTION

File No. 82-4939

October 24, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory disclosure communicated to the *Comisión Nacional del Marcado the Valores* (the Spanish National Securities Commission) on September 29, 2006, regarding changes to the composition of the Company's Board of Directors and its Committees;

- Regulatory disclosure communicated to the *Comisión Nacional del Marcado the Valores* (the Spanish National Securities Commission) on October 4, 2006, regarding amendment of agreement with Macquarie.

If you have any questions, please do not hesitate to contact me at 212- 450-54593. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Attachments
By Hand Delivery

de 10/30

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

The Board of Directors of Grupo Ferrovial, S.A. has approved the following changes in the composition of the Board and of its Committees:

Board of Directors:

- To accept the resignation of the director CASA GRANDE DE CARTAGENA S.L.

- To appoint as director by co-option, the shareholder Ms. María del Pino y Calvo-Sotelo, who is classified as a Domanial Director, to fill the vacancy left by CASA GRANDE DE CARTAGENA S.L.

Executive Committee:

- To accept the resignation of Mr. Fernando del Pino y Calvo-Sotelo and to appoint Ms. María del Pino y Calvo-Sotelo in his place.

Audit and Control Committee:

- To appoint Mr. Juan Arena de la Mora as a member of the Committee in place of CASA GRANDE DE CARTAGENA S.L.

The resulting composition of the Board and its committees is as follows:

Board of Directors
Mr. Rafael del Pino y Calvo-Sotelo, Chairman.
Mr. Santiago Bergareche Busquet, First Vice-Chairman
Mr. Jaime Carvajal Urquijo, Second Vice-Chairman
Mr. Joaquín Ayuso García, Chief Executive Officer
Mr. Fernando del Pino y Calvo-Sotelo
Ms. María del Pino y Calvo-Sotelo

PORTMAN BAELA, S.L., represented by Mr. Eduardo Trueba Cortés
Mr. Juan Arena de la Mora
Mr. Santiago Eguidazu Mayor
Mr. Gabriele Burgio
Mr. José María Pérez Tremps, Director and Secretary

Executive Committee:
Mr. Rafael del Pino y Calvo-Sotelo, Chairman.
Mr. Santiago Bergareche Busquet
Mr. Jaime Carvajal Urquijo
Mr. Joaquín Ayuso García
Ms. María del Pino y Calvo-Sotelo
Mr. Santiago Eguidazu Mayor
Mr. José María Pérez Tremps

Audit and Control Committee
Mr. Gabriele Burgio, Chairman.
PORTMAN BAELA, S.L., represented by Mr. Eduardo Trueba Cortés
Mr. Santiago Eguidazu Mayor
Mr. Juan Arena de la Mora

Madrid, 29 September 2006

José María Pérez Tremps
Director and Secretary of Grupo Ferrovial, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

On 29 March 2006, Ferrovial Infraestructuras reached an agreement with Macquarie Airports (MAp)[1] under which the parties granted each other conditional call and put options (the "Options") on the holdings of Ferrovial Aeropuertos, S.A. – a wholly-owned subsidiary of Ferrovial Infraestructuras – in the capital of the companies owning the rights over Sydney and Bristol airports. That agreement was disclosed to the CNMV on that same date and published as Regulatory Disclosure number 65285.

Exercise of the options was conditional upon acquisition, by the consortium formed to bid for 100% of the capital of BAA, of a controlling stake in the capital of BAA; that condition was met on 10 July 2006.

On this date, Macquarie and Ferrovial Aeropuertos have signed an agreement which amends certain of the terms and conditions of the agreement dated 29 March 2006 (subsequently amended on 26 July 2006, as disclosed on 27 July 2006 in Regulatory Disclosure no. 69081), including the following aspects:

- The deadline for exercising the call and put options on the shares of the companies holding the rights to Sydney airport has been extended to 30 November 2006.

[1] The reciprocal options were initially granted by Ferrovial Aeropuertos and Macquarie Airports (MAp). Nevertheless, on 27 July 2006, MAp announced that it had assigned its right under the Call option and its obligation under the Put option with regard to Ferrovial's 50% stake in Bristol airport to Macquarie European Infrastructure Fund (MEIF). MAp still holds the right arising from the call option and the obligation arising from the put option in connection with Ferrovial's stake in Sydney airport.

- The deadline for exercising the call and put options on Ferrovial's stake in the company owning the rights to Bristol airport has been moved from 1 March 2007 to 15 April 2007.

Madrid, 4 October 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.